Exhibit 21.1

Subsidiaries of the Registrant

Listed below are the subsidiaries of Intellinetics, Inc. as of December 31, 2018. Intellinetics, Inc. has only one subsidiary.

Subsidiary Name	State/Jurisdiction of Incorporation

1. Intellinetics, Inc.	Ohio